QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

FALCONBRIDGE LIMITED
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

XSTRATA CANADA INC.,

an indirect wholly-owned subsidiary of

XSTRATA PLC
(Bidder)

Common Shares
(Title of Class of Securities)

36104100
(CUSIP Number of Class of Securities (if applicable))

Benny S. Levene, Esq.
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-14-726-6058
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

May 18, 2006
(Date tender offer first published, sent or given to securityholders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

(a)
Offer to Purchase and Offer Circular, dated May 18, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(1)

(b)
Notice of Extension, dated July 7, 2006.(2)

(c)
Notice of Variation, dated July 11, 2006, including the Letter to Shareholders.(3)

(d)
Notice of Variation, dated July 21, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(4)

(e)
Notice of Extension, dated August 15, 2006.(5)

Item 2.    Informational Legends

(a)
See the inside front cover page of the Offer to Purchase and Offer Circular, dated May 18, 2006.(1)

(b)
See the inside front cover page of the Notice of Extension, dated July 7, 2006.(2)

(c)
See the inside front cover page of the Notice of Variation, dated July 11, 2006.(3)

(d)
See the inside front cover page of the Notice of Variation, dated July 21, 2006.(4)

(e)
See the inside front cover page of the Notice of Extension, dated August 15, 2006.(5)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006.

(4)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006.

(5)
Filed herewith.

2

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgement upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

August 15, 2006

NOTICE OF EXTENSION

by

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of

XSTRATA PLC

of its

OFFER TO PURCHASE

all the outstanding common shares
(together with associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

on the basis of Cdn. $62.50 in cash for each share

Xstrata Canada Inc. (the "Offeror") hereby gives notice that it is extending its offer dated May 18, 2006 (the "Original Offer"), as varied, amended and supplemented by the Notice of Extension, dated July 7, 2006 (the "First Extension"), the Notice of Variation, dated July 11, 2006 (the "First Variation"), and the Notice of Variation, dated July 21, 2006 (the "Second Variation"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata"), and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to extend the expiry time of the Offer to midnight (Vancouver time) on August 25, 2006 (the "Expiry Time").

ON AUGUST 14, 2006, THE OFFEROR TOOK UP 257,700,100 COMMON SHARES REPRESENTING 67.8% OF THE
COMMON SHARES ON A FULLY-DILUTED BASIS. TOGETHER WITH THE COMMON SHARES PREVIOUSLY
ACQUIRED BY XSTRATA, XSTRATA NOW INDIRECTLY OWNS APPROXIMATELY 92.1% OF THE
OUTSTANDING COMMON SHARES ON A FULLY-DILUTED BASIS.

 THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE
UNTIL MIDNIGHT (VANCOUVER TIME) ON AUGUST 25, 2006.

 INTERMEDIARIES LIKELY HAVE ESTABLISHED TENDERING CUT-OFF TIMES THAT ARE UP TO
48 HOURS PRIOR TO THE EXPIRY TIME. SHAREHOLDERS MUST INSTRUCT THEIR BROKERS
OR OTHER INTERMEDIARIES PROMPTLY IF THEY WISH TO TENDER.

The Dealer Managers for the Offer are:

In Canada	In the United States
TD Securities Inc. JP Morgan Securities Canada Inc. Deutsche Bank Securities Limited	JP Morgan Securities Inc. Deutsche Bank Securities Inc. TD Securities (USA) LLC

        This notice of extension (this "Notice of Extension") should be read in conjunction with the Original Offer and accompanying circular dated May 18, 2006 (the "Circular", and together with the Original Offer, the "Offer and Circular"), as varied, amended and supplemented by the First Extension, First Variation, Second Variation, and the replacement Notice of Guaranteed Delivery and replacement Letter of Transmittal that accompanied the Second Variation. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension, First Variation and Second Variation. The term "Offer" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation, the Second Variation and this Notice of Extension.

        Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. By notice to the Depositary given at 7:59 p.m. (Toronto time) on August 14, 2006, the Offeror has taken up and accepted for payment all of the Common Shares validly deposited to the Offer and not withdrawn on or before 8:00 p.m. (Toronto time) on August 14, 2006. Shareholders who have not deposited their Common Shares and who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on yellow paper) that accompanied the Second Variation, dated July 21, 2006, or a facsimile thereof, and deposit it, together with certificates representing their Common Shares and all other documents required by the replacement Letter of Transmittal with Kingsdale Shareholder Services Inc. (the "Depositary") at any of the offices set out in the replacement Letter of Transmittal in accordance with the instructions in the replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Original Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using either the replacement Notice of Guaranteed Delivery (printed on pink paper) that accompanied the Second Variation, or a facsimile thereof.

        Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

        The Original Offer was accompanied by a Letter of Transmittal (printed on yellow paper) and a Notice of Guaranteed Delivery (printed on pink paper) to accept the Offer. Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery and of the Offer as varied, amended, and supplemented by the First Extension, the First Variation, the Second Variation and this Notice of Extension.

        All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the replacement Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

        Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited (collectively, the "Canadian Dealer Managers"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "Dealer Managers").

        Additional copies of this document, the Offer and Circular, the First Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("SEDAR") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

        No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, as varied by the First Extension, the First Variation, the Second Variation, and this Notice of Extension, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

        The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("Falconbridge Options") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

        All dollar references in this Notice of Extension are in Canadian dollars, except where otherwise indicated. On August 14, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.8897, and the Bank of Canada noon rate of exchange for U.K. pounds sterling was Cdn. $1.00 = GBP 0.4707.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward-looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

NOTICE OF EXTENSION

August 15, 2006

TO:    THE SHAREHOLDERS OF FALCONBRIDGE

        By notice to the Depository and as set forth in this Notice of Extension, the Offeror has extended its Original Offer dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation, and the Second Variation, to purchase, on the terms and subject to the conditions contained in the Offer and Circular, as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to extend the expiry time of the Offer to midnight (Vancouver time) on August 25, 2006 (the "Expiry Time").

        Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery, each as varied, amended and supplemented by the First Extension, the First Variation and the Second Variation, continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the replacement Letter of Transmittal, the replacement Notice of Guaranteed Delivery, the First Extension, the First Variation, and the Second Variation.

        Unless the context requires otherwise or unless otherwise defined herein in or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular, as varied, amended and supplemented by the First Extension, the First Variation, and the Second Variation. The term "Offer" means the Original Offer as varied, amended and supplemented by the First Extension, the First Variation, the Second Variation, and this Notice of Extension.

1.     Share Capital of Falconbridge

        Falconbridge has advised Xstrata that, on August 14, 2006, there were issued and outstanding 380,033,405 Common Shares on a fully-diluted basis.

2.     Ownership of Falconbridge Common Shares by Xstrata

        On August 14, 2006, the Offeror took up 257,700,100 Common Shares representing 67.8% of the Common Shares on a fully-diluted basis. Together with the Common Shares previously acquired by Xstrata, Xstrata now indirectly owns approximately 92.1% of the outstanding Common Shares on a fully-diluted basis.

3.     Recent Developments

Recent Developments Concerning the Offer

        On July 25, 2006, Xstrata announced that it had received notice from the Minister of Industry that Xstrata's acquisition of Falconbridge had been approved by the Minister under the Investment Canada Act. Xstrata's Offer is therefore not subject to any further regulatory review.

        On July 28, 2006, as per the order of the Ontario Securities Commission made June 30, 2006, the Falconbridge shareholders rights plan was cease traded and Xstrata was permitted to make market purchases through the facilities of the Toronto Stock Exchange (the "TSX"). On the same day, Xstrata purchased 18,556,430 Common Shares through the facilities of the TSX, which represented 4.98% of the outstanding Common Shares on the date of the Original Offer. The highest price paid and the average price paid by Xstrata for Common Shares purchased on the TSX was Cdn. $62.25 per share in each case.

        Beginning on July 31, 2006, management of Falconbridge met with management of Xstrata to discuss transition arrangements should the Offer prove to be successful. Discussions regarding these matters are ongoing.

        On August 2, 2006, the Falconbridge Board of Directors accelerated the vesting of all of Falconbridge's unvested and outstanding stock options in accordance with the terms of the existing stock option plans. On August 8, 2006, with the consent of Xstrata and in accordance with the terms of the existing stock option plans, the Falconbridge Board of Directors amended each of the then outstanding options to allow optionholders to elect to have their options cancelled in exchange for Cdn. $62.50 less the current respective exercise price for each of their options in lieu of exercising such options.

        On August 8, 2006, Falconbridge announced that the Board of Directors of Falconbridge had unanimously determined to recommend that Falconbridge shareholders tender their Common Shares to the Offer.

        Also on August 8, 2006, Falconbridge announced that on July 31, 2006, management and the advisors of Falconbridge had contacted various potential acquirors regarding any possible interest in bidding for Falconbridge at a price in excess of the Offer, and that, as of August 8, 2006, there had been no positive responses to such inquiries.

        On August 10, 2006, Falconbridge paid the special cash dividend, announced July 16, 2006, of Cdn. $0.75 per share to holders of record at the close of business on July 26, 2006 (the "Falconbridge Special Dividend"). As provided for in the Second Variation, this amount does not reduce the consideration paid to shareholders who have or will deposit Common Shares pursuant to the Offer. On July 28, 2006, Falconbridge announced that as a result of the declaration of the Falconbridge Special Dividend the conversion price for the Falconbridge Convertible Debentures was reduced from Cdn. $27.55 to Cdn. $27.18.

        On August 14, 2006, Xstrata announced that its shareholders had approved at its extraordinary general meeting the acquisition of the Common Shares pursuant to the Offer as required under the Listing Rules of the United Kingdom Financial Services Authority. The Offeror has therefore met or waived all conditions of the Offer and is free to take up any validly deposited Common Shares.

        On August 15, 2006, Xstrata announced that 257,700,100 Common Shares (representing approximately 67.8% of the issued and outstanding Common Shares on a fully-diluted basis) had been validly deposited to the Offer and not withdrawn and that, by notice to the Depositary given at 7:59 p.m. (Toronto time) on August 14, 2006, the Offeror had taken up and accepted for payment all of such Common Shares. Xstrata also announced that the Expiry Time of the Offer had been extended to midnight (Vancouver time) on August 25, 2006.

Recent Developments Concerning the Inco Bid

        On July 24, 2006, the Board of Directors of Falconbridge recommended that shareholders accept and tender their shares to the Inco Limited ("Inco") offer to acquire all of the outstanding Common Shares of Falconbridge (the "Inco Bid") and not tender their shares to the Xstrata Offer.

        On July 28, 2006, Inco announced that the Inco Bid expired at midnight (Vancouver time) on July 27, 2006 (the "Inco Bid Expiry Time"). At the Inco Bid Expiry Time fewer than 50.01% of the Common Shares outstanding at the Inco Bid Expiry Time (calculated on a fully diluted basis) had been validly deposited under the Inco Bid and not withdrawn, with the result that the minimum tender condition (as defined in the Inco Bid, the "Inco Minimum Tender Condition") under the Inco Bid had not been satisfied. Accordingly, Inco elected not to extend the Inco Bid, did not take up any Common Shares under the Inco Bid and instructed CIBC Mellon Trust Company, the depositary under the Inco Bid, to return all Common Shares tendered to the Inco Bid.

        On July 28, 2006, Inco also provided notice to Falconbridge that it was terminating the support agreement (as amended, the "Support Agreement") originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006, June 25, 2006 and July 16, 2006, respectively, in accordance with its terms as a result of the Inco Minimum Tender Condition not having been satisfied and Inco's decision not to extend the Inco Bid. Inco also announced that under the terms of the Support Agreement, an enhanced expense payment of U.S. $150 million was paid by Falconbridge to Inco and, upon the acquisition of Common Shares by Xstrata under the Offer a further U.S. $300 million will become payable by Falconbridge to Inco. As a result of the expiration of the Inco Bid, the definitive agreement entered into by Inco, Falconbridge and LionOre Mining International Ltd. ("LionOre") with respect to the divestiture of the Nikkelverk refinery and related assets has been terminated. This agreement was conditioned on the successful completion of the Inco Bid and, as a result of its termination, a fee of U.S. $32.5 million was paid by Inco to LionOre.

4.     Extension of the Offer

        The Offeror has extended the expiry time of the Offer to midnight (Vancouver time) on August 25, 2006. Accordingly, the definition of "Expiry Time" in the "Glossary" section of the Offer and Circular, as varied, amended, and supplemented by the First Extension, First Variation, and Second Variation, is deleted in its entirety and replaced with the following definition:

  "Expiry Time" means midnight (Vancouver time) on Friday, August 25, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

        The amount of cash available to be paid to Shareholders depositing their Common Shares during this extension will be the same on a per Common Share basis as the amount that was available to Shareholders whose Common Shares have been taken up.

        In light of the beneficial ownership by Xstrata of approximately 92.1% of the issued and outstanding Common Shares, the Offeror anticipates substantially reduced trading levels will now occur in the Common Shares relative to historical norms. The Offer has been extended to allow Shareholders who tender by the Expiry Time to receive prompt payment for their Common Shares. The Offeror intends to acquire all Common Shares not tendered to the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction, as described in "Acquisition of Common Shares not Deposited" in Section 11 of the Circular.

5.     Time for Acceptance

        The Offer is now open for acceptance until midnight (Vancouver time) on Friday, August 25, 2006, unless the Offer is further extended or withdrawn.

6.     Source of Funds

        Section 7 of the Circular, "Source of Funds" (found at pages 34 and 35 of the Offer and Circular), as amended by the First Variation and the Second Variation is amended by deleting the replacement text in the Second Variation and replacing it with the following:

  The Offeror estimates that, if it acquires all of the Common Shares (other than the Common Shares owned directly or indirectly by Xstrata), the total amount of cash required for the purchase of the Common Shares will be approximately Cdn. $19.2 billion. Xstrata has agreed to fund or arrange for the funding of the Offer in an amount sufficient to satisfy such cash requirement by way of equity investment in the Offeror and/or loans to the Offeror.

  Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of U.S. $19.0 billion and cash on hand. The committed financing consists of:

  (a)
  a committed acquisition facilities agreement (the "Acquisition Facilities Agreement"), dated August 8, 2006, between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata, an international syndicate of banks and others for an aggregate of U.S. $9.5 billion;

  (b)
  a committed debt bridge facility agreement (the "Debt Bridge Facility Agreement"), dated August 3, 2006, between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for U.S. $2.5 billion; and

  (c)
  a committed equity bridge facility agreement dated May 17, 2006, between Xstrata Schweiz, Xstrata and a syndicate of banks for U.S. $7.0 billion, as amended by the equity bridge amendment letter agreement dated August 3, 2006, between Xstrata Schweiz and Deutsche Bank AG, London Branch (the "Equity Bridge Facility Agreement").

  Xstrata has issued drawdown notices under these committed financing agreements to make the payments to the Depositary in respect of the Common Shares taken up.

3

  The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36-month term loan facility for U.S. $3.353 billion, a 60-month and one day term loan facility for U.S. $1.117 billion, a 60-month revolving term loan facility for U.S. $3.353 billion and a 364-day term loan (with a one-year extension at Xstrata's option) for U.S. $1.677 billion. The Debt Bridge Facility Agreement provides Xstrata Schweiz with a 180-day debt bridge facility (with a 364-day extension at Xstrata's option) for U.S. $2.5 billion (the "Debt Bridge Facility"). The Equity Bridge Facility Agreement provides Xstrata Schweiz with a term loan facility for U.S. $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007.

  Xstrata and the Offeror have satisfied all conditions precedent to funding under the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement (collectively the "Committed Financing Agreements"). The funding facilities under the Committed Financing Agreements bear interest and are subject to fees at levels customary for credit facilities of this kind. Pursuant to the Committed Financing Agreements, Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the Offer, without the prior consent of the lenders.

7.     Manner of Acceptance

        Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer, "Manner of Acceptance".

8.     Take up of and Payment for Deposited Common Shares

        Any Common Shares deposited pursuant to the Offer after August 14, 2006 will be taken up not later than 10 days after they have been deposited. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up.

        Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

9.     Right to Withdraw Deposited Common Shares

        Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

  (b)
  if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably by expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory

4

    authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

        Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

        Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

10.   Variations to the Offer

        The Offer and Circular, the First Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular, as varied, amended and supplemented by the First Extension, the First Variation, and the Second Variation, set forth in this Notice of Extension.

11.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

12.   Directors' Approval

        The contents of this Notice of Extension have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized, by the board of directors of the Offeror and Xstrata.

5

APPROVAL AND CERTIFICATE OF XSTRATA CANADA INC.

        The foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: August 15, 2006

(Signed) Charles Rex Sartain CHARLES REX SARTAIN Chief Executive Officer	(Signed) Louis Oliver Forbes Irvine LOUIS OLIVER FORBES IRVINE Chief Financial Officer
On behalf of the Board of Directors
(Signed) Benny Steven Levene BENNY STEVEN LEVENE Director	(Signed) William Michael Ainley WILLIAM MICHAEL AINLEY Director

C-1

APPROVAL AND CERTIFICATE OF XSTRATA PLC

        The foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, the First Extension, the First Variation and the Second Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: August 15, 2006

(Signed) Michael Lawrence Davis MICHAEL LAWRENCE DAVIS Chief Executive Officer	(Signed) Trevor Lawrence Reid TREVOR LAWRENCE REID Chief Financial Officer
On behalf of the Board of Directors
(Signed) Santiago Zaldumbide SANTIAGO ZALDUMBIDE Director	(Signed) Ivan Glasenberg IVAN GLASENBERG Director

C-2

The Depositary and Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

        North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada
TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

 JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

 Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022
In the United States
JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

 Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

 TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

        Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this document, the Offer and Circular, the First Extension, the First Variation, the Second Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following exhibits have been filed as part of this Schedule.

EXHIBIT NUMBER	DESCRIPTION
1.1	Summary Newspaper advertisement, dated May 18, 2006(1)
1.2	Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc ("Xstrata Alberta")(1)
1.3	Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc(1)
1.4	Early Warning Report, dated July 7, 2006, filed by Xstrata Alberta(2)
1.5	Early Warning Report, dated July 11, 2006, filed by Xstrata Alberta(3)
1.6	Early Warning Report, dated July 21, 2006, filed by Xstrata Alberta(4)
1.7	Early Warning Report, dated July 27, 2006, filed by Xstrata Alberta(5)
1.8	Early Warning Report, dated July 28, 2006, filed by Xstrata Alberta(6)
1.9	Early Warning Report, dated August 15, 2006, filed by Xstrata Canada(7)
2.1	The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge Limited prior to the amalgamation of Noranda Inc. and Falconbridge Limited on June 30, 2005(1)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) filed July 11, 2006

(4)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 3) filed July 21, 2006.

(5)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 4) filed July 27, 2006.

(6)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 5) filed July 31, 2006.

(7)
Filed herewith.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)
Xstrata plc and Xstrata Canada Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)
Xstrata plc and Xstrata Canada Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
On May 18, 2006, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrants' agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

PART IV
SIGNATURES

        By signing this Schedule, Xstrata Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 6 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata Canada Inc.'s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA CANADA INC.
Date: August 15, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President and Secretary

        By signing this Schedule, Xstrata plc consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 6 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata plc's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA PLC
Date: August 15, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES
CURRENCY
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
NOTICE OF EXTENSION
APPROVAL AND CERTIFICATE OF XSTRATA CANADA INC.
APPROVAL AND CERTIFICATE OF XSTRATA PLC
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES